EXHIBIT 10

Chunghwa  Telecom

October 11, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2012

1)             Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Sep	Invoice amount	15,960,910	16,665,672	(-)704,762	(-)4.23%

Jan-Sep	Invoice amount	147,935,745	146,970,452	(+)965,293	(+)0.66%

Sep	Net sales	15,798,260	15,754,746	(+)43,514	(+)0.28%

Jan-Sep	Net sales	141,596,628	144,570,239	(-)2,973,611	(-)2.06%

b                 Trading purpose : None